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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Schedule 14D-9
                                 (Rule 14d-101)

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934
                                (Amendment No. 2)


                  Resources Accrued Mortgage Investors 2, L.P.
                            (Name of Subject Company)


                  Resources Accrued Mortgage Investors 2, L.P.
                        (Name of Person Filing Statement)


                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                 -----------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Carolyn Tiffany
                                RAM Funding, Inc.
                          5 Cambridge Center, 9th Floor
                         Cambridge, Massachusetts 02142
                                 (617) 234-3000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

        Check the box if the filing relates solely to preliminary communications
-----   made before the commencement of a tender offer.


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         This Amendment No. 2 amends the Schedule 14D-9 filed by Resources
Accrued Mortgage Investors 2, L.P., a Delaware limited partnership (the "Partnership"), on January 17, 2001, as amended by Amendment No. 1 thereto, dated February 16, 2001 relating to the tender offers of (i) Bighorn Associates LLC ("Bighorn"), to purchase up to 57,000 Units at a purchase price of $127 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated January 17, 2001, as amended and the related Letter of Transmittal, and (ii) Western Real Estate Investments, LLC ("Western"), to purchase up to 40,000 Units at a purchase price of $122 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated February 9, 2001, as amended, and the related Letter of Transmittal.

ITEM 7.  EXHIBITS

         The following Exhibits are filed herewith:

         Exhibit (a)(1) - Letter to Limited Partners from the Partnership dated
                          January 17, 2001 (previously filed).

         Exhibit (a)(2) - Letter to Limited Partners from the Partnership dated
                          February 14, 2001 (previously filed).

         Exhibit (a)(3)   Letter to Limited Partners dated March 6, 2001.

         Exhibit (e)    - Letter  Agreement,   dated  January  7, 2000, between
                          the Partnership and Mr. Ben Farahi (previously filed).


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 6, 2001

                                   RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.

                                   BY:  RAM Funding Inc.,
                                        Managing General Partner

                                        BY: /s/ Michael L. Ashner
                                            ------------------------------------
                                            Michael L. Ashner
                                            President and Director